Filed by HEARx LTD.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
HEARx LTD. Commission File No. 0-16453

PRESS RELEASE

Attention Business Editors:

HEARx AND HELIX SECURE UP TO $70 MILLION COMMITMENT FROM SIEMENS
HEARING INSTRUMENTS INC.

•	Financing will enable establishment of a nationwide network of hearing care providers.

•	Financing will facilitate future strategic alliances and selected acquisitions

West Palm Beach —FL, Montreal Canada, June 25, 2001 —HEARx Ltd. (AMEX: EAR) and Helix Hearing Care of America Corp. (TSE-HCA) announced today that they have obtained a financing commitment from Siemens Hearing Instruments, Inc. a U.S. company that (via other corporate subsidiaries) is 100% owned by Siemens AG (NYSE: SI). The financing has several components and could aggregate to as much as US $70 million if HEARx and Helix meet certain business goals. Siemens AG, through its subsidiary Siemens Audiologische Technik GmbH and its other hearing aid companies worldwide, is the largest manufacturer of hearing aids in the world. The financing will allow HEARx and Helix to create HEAR USA Advantage Network, the first fully integrated network of independent hearing aid providers in the United States.

      “As previously announced, HEARx and Helix have agreed to merge operations, subject to contingencies,” stated Paul A. Brown, M.D., Chairman and CEO of HEARx. “One of these contingencies was obtaining certain financing to reduce a significant portion of Helix’s long term debt and to fund the proposed business plan for the combined company. This can now be accomplished through the Siemens’ financing commitment,” he stated. The proposed merger with Helix, expected to be formalized in a definitive merger agreement and finalized during the second half of 2001, will itself create a network of 218 company-owned clinics – 161 in the United States and 57 in Canada.

The financing commitment is subject to the successful completion of the HEARx-Helix merger. HEARx and Helix are currently completing diligence and preparing definitive agreements that will be submitted to the companies’ respective boards of directors and then shareholders for approval. This financing will enable HEARx/Helix to have enough financial strength to provide real solutions and benefits to people and entities interested in hearing healthcare, from the independent professional to the insurance company’s benefit manager. A portion of these funds will be used to establish programs to allow independent hearing care providers to benefit from HEARx/Helix purchasing power, marketing knowledge, HMO, affinity group and insurance contracts, as well as, a full range of practice building tools.

The balance of the financing will contribute to the financial success of the HEARx/Helix merger by providing the necessary financial leverage to enhance same store sales by focusing on strategic roll-in acquisitions around the current locations of HEARx and Helix. It will also be used to enhance the combined company’s e-commerce activity, enhance network development and strategic alliances with HMO’s, insurance companies and affinity groups.

The agreement consists of the following components:

Investments To Benefit The Independent Hearing Care Professional
The total investment by Siemens related to the network development is directly related to the number of independent hearing care providers who agree to participate in the HEAR USA Advantage Network and the amount of additional hearing aid sales for Siemens by those providers. It is anticipated that a number of other hearing aid manufacturers will provide products through the network, as well. If the HEARx/Helix combined company reaches all of the business goals, it could receive up to $33 million from Siemens.

“The HEAR USA Advantage Network will be an important step in the combined company’s strategy of developing into a truly nationwide hearing care network in the United States,” Dr. Brown said. “In addition, the HEAR USA network will extend to independent network affiliates the potential to participate in our managed care contracts,” he concluded.

“The new network will benefit independent hearing care providers by giving them access to the buying power, cooperative advertising, Internet presence, marketing opportunities and other services that will be provided by an extensive network infrastructure,” said Paul Erickson, the President of Siemens Hearing Instruments. “At the same time, the expanded advertising to the general public as a result of the network should increase the overall utilization of hearing aids by consumers affected by hearing impairment,” he concluded.

Ensuring Future Financial Flexibility
To provide financial flexibility for the future growth of the HEARx/Helix merged company, Siemens has agreed to fund the repayment of a major part of Helix’s current outstanding debt. The total of this component of the Siemens commitment will be approximately $12 million in debt, bearing an interest rate of prime +1% repayable with 20% of cash flow from the combined company over a five-year term and 25% of any potential future equity financing of the combined company.

Within the last few months, Siemens has already invested $3.5 million in Helix and $7.5 million in HEARx. In addition, Siemens has committed up to $25 million for an acquisition line of credit, which also may be liquidated based on future Siemens hearing aid sales.

Committed To Promoting Hearing Healthcare
Erickson believes, based on industry estimates, that as many as twenty million people in the United States alone could benefit from hearing aids but choose not to do so. “Siemens makes an extraordinary range of state-of-the-art instruments. Providers offering Siemens aids can offer their patients an exceptional choice of high-performance aids to address many different impairments, many different cosmetic requirements, and at many different prices. There is now little reason for a hearing-impaired person to deny himself or herself the life-enhancing benefits of hearing amplification.”

“These investments will allow Helix and HEARx to jointly embark upon a concerted effort to educate the public about the benefits of hearing healthcare,” stated Steve Forget, President and CEO of Helix. “The network will benefit from the investments that Helix has made in a portfolio of proprietary web sites that can be utilized in business-to-business transactions,” he continued. “We view this as an exceptional opportunity for independent professionals, the public and our product partners in making hearing healthcare available to an increasing percentage of those who would most benefit from it,” he concluded.

About HEARx Ltd.
      HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Eighty HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission of Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services, of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

About Helix Hearing Care
      Helix Hearing Care of America Corp., though its primary operating subsidiaries, owns or manages 138 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Washington and Arizona and also in the Provinces of Ontario and Quebec. Helix Hearing Care of America Corp., is currently one of the leading corporate-owned clinic, e-commerce and web marketing company in the North American hearing healthcare industry.

This press release contains forward-looking statements which involve risks and uncertainties. Such forward-looking statements include the statements concerning the expected effects of the proposed financing and combination (the expected benefits to the combined company from HEARx’s marketing experience and provider contracts and from Helix’s acquisitions and the position of the combined company to benefit from Helix’s recent investments in the Internet and network development); the expected terms of the final agreements between the parties; and the anticipated closing in the second half of 2001. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including satisfactory completion by both parties of their respective due diligence, ability of the parties to agree upon definitive documents, approvals of the shareholders of each party and certain third-parties, as well as regulatory and judicial approvals of the transaction, the ability of the companies to combine operations successfully and to integrate management and other aspects of the business, and realization as planned of the proposed combination. Investors are cautioned not to rely on these forward-looking statements.

It is expected that Helix and HEARx will each file the required information circular, proxy materials and other relevant documents, including a registration statement on Form S-4 to be filed by HEARx, concerning the combination with the SEC and the Canadian securities commission after the parties agree upon and execute definitive agreements. Investors and security holders are urged to read the information circular, proxy statement, registration statement and other relevant documents carefully when they are available. These documents will contain important information about the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HEARx	1250 Northpoint Parkway

West Palm Beach

Florida 33407

www.hearx.com

Attention: Corporate Secretary

Helix:	7100 Jean-Talon East

Suite 610

Montreal, Québec

H1M 3S3

www.helixhca.com

Attention: Corporate Secretary

The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. These persons include Dr. Paul A. Brown, Mr. Stephen Hansbrough and Mr. Bryan Burgett for HEARx and Steve Forget, Frank Tellier and Jeffrey Geigel for Helix. Collectively, as of April 30, 2001, the directors and executive officers of HEARx and Helix may be deemed to beneficially own approximately 14 % and 46 % respectively, of the outstanding shares of the companies’ stock.

Security holders of HEARx and Helix may obtain additional information regarding the interests of such participants by reading the information circular, proxy statement and registration statement when they become available.

Company Contact HEARx:

Paul A. Brown, M.D., Chairman of the Board at (561) 478-8770 Ext. 123

Company Contact Helix Hearing Care of America Corp.:

Mr. Steve Forget, President and C.E.O. or Mr. Jeffrey R. Geigel, Vice-President, Communications at (514) 353-0001

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